ARIOSA DIAGNOSTICS, INC.

5945 Optical Court

San Jose, CA 95138

(408) 229-7500

January 8, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	John Reynolds
Brian V. McAllister

Re:	Ariosa Diagnostics, Inc.
Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-194782)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ariosa Diagnostics, Inc. (the “Registrant”) hereby submits to the Securities and Exchange Commission (the “Commission”) this application for withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-194782), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was confidentially submitted to the Commission on December 19, 2013, was originally filed with the Commission on March 24, 2014 and was amended on April 16, 2014, April 24, 2014 and April 29, 2014.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time as it does not intend to pursue the contemplated public offering at this time.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement and the Registration Statement has not been declared effective by the Commission. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake one or more subsequent private offerings in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Ariosa Diagnostics, Inc., 5945 Optical Court, San Jose, CA 95138, with a copy to the Company’s counsel, Cooley LLP, Attn: John T. McKenna, 3175 Hanover Street, Palo Alto, CA 94304, facsimile number (650) 849-7400.

If you have any questions with respect to this matter, please contact John T. McKenna of Cooley LLP at (650) 843-5059.

Very truly yours,

ARIOSA DIAGNOSTICS, INC.

/s/ Kenneth Song
Kenneth Song, M.D.
Chief Executive Officer

cc:	John T. McKenna, Cooley LLP

Samuel S. Coates, Cooley LLP